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SCHEDULE 13G
Under the Securities Exchange Act of 1934

Ziopharm Oncology Inc.
(Name of Issuer)
USD NPV
(Title of Class of Securities)

98973P101
(CUSIP Number)
November 7, 2006
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1 of 9 pages

CUSIP No. 98973P101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Henderson Group plc
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization	United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
	6. Shared Voting Power	777,550
	7. Sole Dispositive Power
	8. Shared Dispositive Power	777,550
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	777,550
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	5.09%
12.	Type of Reporting Person (See Instructions)
HC

2 of 9 pages

CUSIP No. 98973P101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Henderson Global Investors (Holdings) plc
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization	United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
	6. Shared Voting Power	777,550
	7. Sole Dispositive Power
	8. Shared Dispositive Power	777,550
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	777,550
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	5.09%
12.	Type of Reporting Person (See Instructions)
HC

3 of 9 pages

CUSIP No. 98973P101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Henderson Global Investors Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Citizenship or Place of Organization	United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power
	6. Shared Voting Power	777,550
	7. Sole Dispositive Power
	8. Shared Dispositive Power	777,550
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	777,550
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	5.09%
12.	Type of Reporting Person (See Instructions)
IA

4 of 9 pages

Item 1.

(a)	Name of Issuer Ziopharm Oncology Inc.

(b)	Address of Issuer’s Principal Executive Offices197 Eighth Street, Suite 300, Charlestown, MA 02129

Item 2.

(a)	Name of Person Filing Henderson Group plc, Henderson Global Investors (Holdings) plc, Henderson Global Investors Limited

(b)	Address of Principal Business Office or, if none, Residence 4 Broadgate, London EC2M 2DA

(c)	Citizenship United Kingdom

(d)	Title of Class of Securities USD NPV

(e)	CUSIP Number 98973P101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

The information in Items 1 and 5 through 11 on the cover pages of this Schedule 13G is incorporated herein by reference.

Henderson Global Investors (Holdings) plc (“Henderson Holdings”), a wholly-owned subsidiary of Henderson Group plc (“Henderson Group”), wholly owns Henderson Fund Management Plc, Henderson Investment Management Limited and Henderson Global Investors Limited (together, the “Managers”), each of whom may be deemed to be the beneficial owner of 699,798 Common USD NPV and 77,752 Warrants (Exp 30/11/11), of Ziopharm Oncology (the “Company”) as a result of acting as investment manager to various investment companies (the “Funds”). Henderson Group, through its control of Henderson Holdings, and Henderson Holdings, through its control of the Managers, have shared power to vote and dispose of the Company’s shares held by the Funds.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

5 of 9 pages

Item 6.
Ownership of More than Five Percent on Behalf of Another Person.

The Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Company’s securities. None of the Funds had an interest in the Company’s securities that amounted to more than 5% of the total number of the Company’s outstanding securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
See Item 4 above.
Item 8.	Identification and Classification of Members of the Group.
Not Applicable.
Item 9.	Notice of Dissolution of Group.
Not Applicable.
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

6 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HENDERSON GROUP PLC
Dated: 26 February 2007	/s/Brian Rowe
Signature

Brian Rowe / Global Head of Compliance
Name/Title

HENDERSON GLOBAL INVESTORS (HOLDINGS) PLC
Dated: 26 February 2007	/s/Brian Rowe
Signature

Brian Rowe / Global Head of Compliance
Name/Title

HENDERSON GLOBAL INVESTORS LIMITED
Dated: 26 February 2007	/s/Brian Rowe
Signature

Brian Rowe / Global Head of Compliance
Name/Title

7 of 9 pages

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Agreement dated February 27, 2007, by and among Henderson Group plc, Henderson Global Investors (Holdings) plc and Henderson Global Investors Limited.

AGREEMENT REGARDING JOINT FILING

    The undersigned, Henderson Group plc, Henderson Global Investors (Holdings) plc and Henderson Global Investors Limited, hereby agree and acknowledge that the statement containing the information required by Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any amendments or supplements thereto shall also be filed on behalf of each of them.

HENDERSON GROUP PLC
Date: February 27, 2007	By:	/s/ Brian Rowe
Name:	Brian Rowe
Title:	Global Head of Compliance

HENDERSON GLOBAL INVESTORS (HOLDINGS) PLC
Date: February 27, 2007	By:	/s/ Brian Rowe
Name:	Brian Rowe
Title:	Global Head of Compliance

HENDERSON GLOBAL INVESTORS LIMITED
Date: February 27, 2007	By:	/s/ Brian Rowe
Name:	Brian Rowe
Title:	Global Head of Compliance